

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 16, 2022

Li Peng Leck
Executive Chairwoman and Executive Director
Davis Commodities Limited
10 Bukit Batok Crescent
#10-01, The Spire
Singapore 658079

> **Re: Davis Commodities Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted October 21, 2022**
> **CIK No. 0001949478**

Dear Li Peng Leck:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted October 21, 2022

Risk Factors
Risks related to Our Business and Industry
Import or export restrictions by other countries... , page 9

1. You mention the impact of actions by the Indian government, however, it is not clear how these actions impacted you and to what extent your business is dependent upon exports from India. Please revise to elaborate.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole..., page 11

2.   We note your existing disclosure regarding the impact of COVID-19. However, please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business, page 12

3.   We note that you disclose your exposure to the fluctuation in the "US$, S$ and €." However, we note that many of your clients and producers are located in jurisdictions that use currencies other than the US$, S$ or €, for example, you disclose on page 41 that you acquire raw sugar from India and on page 75 you disclose that you sell sugar in China. In contrast, we do not see any disclosure suggesting any material exposure to jurisdictions that use the euro. If true, please update this risk factor to reflect your exposure to currencies material to your business to help investors better assess the risk.

We rely heavily on our existing brands..., page 14

4.   Revise to disclose the amount of revenues that are generated through your exclusive distributorship with the Thai Roong Ruang Sugar Group and Tong Seng Produce Pte. Ltd. in order to better understand how these arrangements impact your operations. State, if true, that you have no commitment from any customer to purchase a certain amount of your products, even under these exclusive or established distributorships.

Risks Related to this Offering and the Trading Market, page 19

5.   We note in this section your risk factor titled "*The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.*" Please also include a risk factor addressing that the Cayman Islands is now on the Financial Action Task Force, so called, "grey list" of anti-money laundering jurisdictions as well as the European Commission's list of anti-money laundering "high-risk third countries."

Industry Data and Forecasts, page 30

6.   We note reference that this prospectus contains data related to the beauty and health products industry. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

7.   Please include a description, including the amounts invested, of the company's principal

capital expenditures and divestitures since the beginning of your last two financial years to the date of this registration statement. Refer to Item 4.A.5 of Form 20-F, incorporated by Item 4.A. of Form F-1.

8.   Please disclose information concerning the principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing. Refer to Item 4.A.6 of Form 20-F, incorporated by Item 4.a of Form F-1.

Key Factors that Affect Operating Results, page 41

9.   We note that the pricing of commodity products affects your business, financial condition, results of operations, and cash flows. Please discuss recent trends in commodity prices for sugar, rice, and fats and oils for the periods presented. Refer to Item 5.D of the Form 20-F.

10.   We note you have provided a breakdown of total revenues by category or activity. However, please also provide a breakdown of total revenues by geographic market. Refer to Item 4.B.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

Results of Operations, page 45

11.   Please expand your discussion to describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold. Additionally, in this regard we note per page 12 that you minimize commodity price risks by selling products on a cost-plus basis or by hedging prices of products through futures contracts on the commodity exchanges. Please discuss the impact of these efforts on cost of revenue and gross profit. Refer to Item 5.A of Form 20-F.

12.   Please revise your discussions to quantify the reasons underlying material changes within a line item, including where material changes offset one another. Refer to Item 5 of Form 20-F.

13.   Please explain why revenue from oil and fat products decreased 81.9% for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. Refer to Item 5 of Form 20-F.

14.   Please include a discussion of results of operations on a segment basis. Refer to Item 5 of Form 20-F.

Liquidity and Capital Resources, page 53

15.   Revise to discuss the terms of any available sources of liquidity, such as the secured fixed rate bank loan you discuss in your financial statements. State your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term and separately in the long-term. Refer to Item 5.B. of Form 20-F.

Cash Flows for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021, page 53

16.   Your disclosure appears to emphasize how net cash provided by operating activities was derived for each period presented, and refers to non-cash items that do not impact cash. Pursuant to Item 5.B of Form 20-F your discussion should be an analysis of material changes that affected operating cash between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.

Critical Accounting Policies and Estimates, page 59

17.   Your disclosure appears to be a summary of your significant accounting policies rather than disclosure of your critical accounting estimates. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Your disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations and should include why each critical accounting estimate is subject to uncertainty and how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Please revise your disclosure accordingly. Refer to Item 5.E of Form 20-F.

Concentrations and Risks
Inflation, page 65

18.   We note your disclosure indicating that inflation has not had a material adverse effect on your business. However, we also note your disclosure on page 43 where you disclose that the price fluctuations of the commodities you trade may affect your profitability. Please update your disclosure, if true, if recent inflationary pressures have materially impacted your operations or the prices in the products your trade.

Business, page 72

19.   Please disclose the important events in the development of the company's business, namely please disclose clearly the establishment, merger or consolidation of the significant subsidiaries of your business. As one example only, we note that a number of your management team members also have roles with the wholly owned subsidiary "Maxwell (Asia)" and that you have reorganized to create a holding company structure. Refer to Item 4.A.4 of Form 20-F, incorporated by Item 4.a of Form F-1.

20.   Please include a description of the marketing channels you use, including, if true, an

explanation of any special sales methods, such as installment sales. Refer to Item 4.B.5 of Form 20-F, incorporated by Item 4.A of Form F-1.

21.   Please provide a summary of information regarding the extent to which you are dependent, if at all, on patents or licenses, commercial or financial contracts or new manufacturing processes, where such factors are material to your profitability. For example, we note that on pages F-48 and F-49 you provide a chart of customers and suppliers who account for more than 10% of your revenue. Refer to Item 4.B.6 of Form 20-F, incorporated by Item 4.a of Form F-1.

Regulations, page 84

22.   Given that you distribute your products to jurisdictions other than Singapore, revise this discussion to elaborate upon any material regulations applicable to you that pertain to such jurisdictions. Refer to Item 4.B.8. of Form 20-F.

Principal Shareholders, page 93

23.   Revise to clarify whether the 50% ownership you reference in footnotes (2) and (3) held by Ms. Leck Li Peng constitutes a controlling interest in Davis & KT Holdings Pte. Ltd. If not, disclose with whom she shares control over such entity.

Related Party Transactions, page 94

24.   Clarify when the convertible loan granted to Carfax Commodities (Asia) Pte. Ltd. comes due and the nature of the events that would trigger a conversion.

Material Income Tax Consideration
United States Federal Income Taxation, page 110

25.   We note your disclaimer contains a reference to ADSs, but there is no reference to ADSs elsewhere in the registration statement. Please align this disclosure with the rest of the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2

26.   Please make arrangements with your auditor for them to revise their reports here and on page F-26 to comply with the requirements of Article 2 of Regulation S-X, including the date of the reports.

Notes to Financial Statements
Note1. Organization and Principal Activities
Reorganization, page F-7

27. Your table on page F-8 presents Maxwill Pte. Ltd. as dormant but you disclose that Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are your operating companies. Please make any necessary corrections here and on page F-32.

Note 2. Summary of Significant Accounting Policies
(n) Revenue recognition, page F-12

28. You disclose that you are an asset light business and utilize a network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products from suppliers to customers and also arrange for customers' insurance and security coverage, including cargo insurance for the commodities, and engage third-party service providers for services such as warehouse handling and storage. Please tell us your consideration of ASU 606-10-55-36 as to whether the nature of your promise is a performance obligation to provide the specified goods or services itself (that is, as a principal) or to arrange for those goods or services to be provided by the other party (that is, as an agent). In addition, tell us your consideration of ASU 606-10-55-37 which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.

29. We note that your main business activities include value-added services such as warehouse handling and storage and logistics services. Please disclose your revenue recognition policy for these services. Additionally, please tell us the amount of revenue generated from these services for each of the periods presented.

30. Please tell us the amount of revenue recognized from the rental of investment property for each period presented.

Note 14. Revenues By Product, page F-19

31. Please provide the disclosure required by ASC 280-10-50-41(a), noting that if revenue attributed to an individual foreign country is material, those revenues should be disclosed separately.

Note 21. Subsequent Events, page F-25

32. Please provide the date here and on page F-49 through which you have assessed all material subsequent events that require disclosure in your consolidated financial statements.

General

33.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

34.   Please file the Thai Roong Ruang Sugar Group and the Tong Seng Produce Pte. Ltd. exclusive distributorship agreements as exhibits. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

       You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ying Li